


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
152
SECTION

SECL 07004443 SSION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JFD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

534 HAWARDEN ROAD
(No. and Street)

SPRINGFIELD, PA 19064
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN C. PAPANDON 215-854-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDNER, PAPANDON, CHILDS & DELUCCIA, LLC
(Name – *if individual, state last, first, middle name*)

1417 LOCUST STREET, PHILADELPHIA, PA 19102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Sweeney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JFD Securities, Inc, as of Feb 28, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Sworn to and subscribed before me this 28th day of February 2007

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CHANTAY CRUZ, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 3, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JFD SECURITIES, INC. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 865324 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 198,204	200			$ 198,204	750
2. Receivables from brokers or dealers:						
A. Clearance account	15,659	295				
B. Other	66,453	300	$ 125,930	550	208,042	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	9,439	680	9,439	920
11. Other assets		535	26,659	735	26,659	930
12. TOTAL ASSETS	$ 280,316	540	$ 162,028	740	$ 442,344	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER JFD SECURITIES, INC. as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	55,000	1205		1385	55,000	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. includes equity subordination (15c3-1(d)) of ... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of ... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 55,000	1230	$	1450	$ 55,000	1760

Ownership Equity

21. Sole Proprietorship	$	1770
22. Partnership (limited partners) ($ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	100	1792
C. Additional paid-in capital	100,900	1793
D. Retained earnings	286,344	1794
E. Total	387,344	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 387,344	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 442,344	1810

OMIT PENNIES

JFD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

JFD SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

CONTENTS

GOLDNER, PAPANDON, CHILDS & DELUCCIA, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

1417 Locust Street, Suite 300
Philadelphia, PA 19102-3810
215.854.9300 • Fax: 215.561.2070

434 E. Baltimore Pike
Media, PA 19063-3840
610-364-9900 Fax: 610-364-9700


RECEIVED
MAR 0 1 2007
152
SEC MAIL PROCESSING
WASH. D.C. SECTION

To the Board of Directors
JFD Securities, Inc.
Springfield, Pennsylvania

We have audited the accompanying statement of financial condition of JFD Securities, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JFD Securities, Inc. at December 31, 2006, and the results of the operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

Goldner, Papandon, Childs & DeLuccia, LLC

February 20, 2007

JFD SECURITIES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 198,204
Deposits with clearing organizations and others	15,659
Receivables from broker-dealers and clearing organizations	192,383
Furniture and equipment, at cost, less accumulated depreciation of $4,265	9,439
Security deposit	2,900
Other assets	23,759
Total assets	$ 442,344

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 8,640
Accounts payable, accrued expenses and other liabilities	46,360
Total liabilities	55,000
Stockholders' equity:	
Common stock, $.05 par value authorized and issued 2,000 shares	100
Additional paid-in capital	100,900
Retained earnings	286,344
Total stockholders' equity	387,344
Total liabilities and stockholders' equity	$ 442,344

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2006

Revenue:	
Commission	$ 2,041,050
Expenses:	
Compensation	1,262,080
Payroll taxes	43,458
Employee benefits	63,332
Floor brokerage, exchange, and clearance fees	182,393
Floor trading discrepancies	14,522
Communications and data processing	82,904
Contributions	3,000
Depreciation	2,639
Exchange penalty assessment	35,000
Occupancy costs	20,311
Office expenses	9,409
Other expenses	3,551
Professional fees	66,747
Taxes, business and capital stock	11,574
Travel and entertainment	78,167
Vehicle costs	20,845
Write off, accounts receivable	39,494
	1,939,426
Net income before interest income	101,624
Interest income net of interest expense	215
Net income	$ 101,839

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, January 1, 2006	$ 100	$ 100,900	$ 184,505
Net income			101,839
Balances at December 31, 2006	$ 100	$ 100,900	$ 286,344

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 101,839
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,639
(Increase) decrease in operating assets:	
Deposits with clearing organizations and others	4,497
Net receivable from broker-dealers and clearing organizations	(11,854)
Other	(15,456)
Increase (decrease) in operating liabilities:	
Payables and accruals	(42,865)
Net cash provided by operating activities	38,800
Cash flows from investing activities:	
Purchase of furniture and equipment	(4,125)
Net cash used in investing activities	(4,125)
Increase in cash	34,675
Cash, beginning of year	163,529
Cash, end of year	$ 198,204

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Notes to the Financial Statements
December 31, 2006

NOTE 1 ORGANIZATIONS AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is an investment advisor registered with the Securities and Exchange Commission. The Company is a member of the Philadelphia Stock Exchange and the National Association of Securities Dealers (NASD). JFD is a Pennsylvania Company with officers in Pennsylvania and New Jersey.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company transacts its business for other broker-dealers. Transactions are generally through clearing companies or in the name of the customer's broker-dealer. Fees generated by these transactions are remitted to the Company. The Company does not collect funds and securities, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, the Company is exempt from Rule 15c 3-3 of the Securities Act of 1934.

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America and reflect practices appropriate to the industry in which the Company operates.

Securities transactions

See "Basis of Presentation." Receivables from, and payables to, clearing agents represent balances arising from transaction fees from executions.

Use of estimates

This preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company maintains its funds in a commercial bank. Liquid debt instruments purchased with an initial maturity of three months or less would be considered cash and cash equivalents.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five years.

Commissions

The Company generates commissions from executing and clearing client transactions on stock and options markets.

Income taxes

The Company filed an election with the Internal Revenue Service and the Commonwealth of Pennsylvania to be treated as an "S" Corporation. Under "S" Corporation status, the income and related tax liability passes directly to the stockholder.

NOTE 3 OPERATING LEASE COMMITMENTS

The Company leases floor space on the Philadelphia Stock Exchange, and leases a New Jersey office.

As of December 31, 2006, commitments under leases were as follows:

2007	$17,400
2008	$ 8,700

NOTE 4 RETIREMENT PLAN

The Company sponsors a simple IRA plan. Under the plan, employees may deposit up to 2% of their compensation in the plan. The Company does not provide any matching funds.

NOTE 5 CONCENTRATION OF CREDIT RISK

As of December 31, 2006, the Company had cash deposits in one financial institution in excess of the maximum insurable limit. To the extent that the funds exceed the $100,000 limit, the Company has a risk factor.

END